SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 21549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___) *

Micronet Enertec Technologies, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

595117102

(CUSIP Number)

BNN Technology PLC

First Floor, Mallory House, Goostrey Way

Knutsford, Cheshire WA16 7GY

United Kingdom

with a copy to:

Richard Anslow, Esq.

Jonathan Deblinger, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

(212) 370-1300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2018

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Cusip: 595117102	Page 2 of 9

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip: 595117102	Page 3 of 9

1	name of reporting person i.r.s. identification no. of above person (entities only) BNN Technology PLC
2	check the appropriate box if a member of a group* N/A (A) ☐ (B) ☐
3	sec use only
4	source of funds* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization United Kingdom
number of shares beneficially owned by each reporting person with	7	sole voting power 1,363,000 shares
	8	shared voting power 0 shares
	9	sole dispositive power 1,363,000 shares
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 1,363,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 14.89%
14	type of reporting person* CO

Cusip: 595117102	Page 4 of 9

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of common stock, $0.001 par value per share (the “Shares”), of Micronet Enertec Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 28 West Grand Avenue, Suite 3, Montvale, New Jersey 07645.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by BNN Technology PLC, a private limited company organized under the laws of the United Kingdom (the “Reporting Person”).

(b)	The address of the principal office of the Reporting Person is First Floor, Mallory House, Goostrey Way, Knutsford, Cheshire WA16 7GY, United Kingdom.

(c)	The principal business of the Reporting Person is to provide technology, content and services with a focus on the Chinese market.

(d)	Neither the Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither the Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares owned by the Reporting Person were purchased with working capital in a private purchase from D.L. Capital Ltd., a private company organized under the laws of Israel. The aggregate purchase price for the 1,363,000 Shares acquired by the Reporting Person is approximately $2,145,000.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Following its purchase of the 1,363,000 Shares, on July 1, 2018, the Reporting Person and the Issuer executed a Letter of Intent, which amongst other transactions include:

(i)    a proposal to merge subsidiaries of the Issuer with the Reporting Person, as well as a second unrelated entity, which is a transaction technology platform (collectively, the “Acquisitions”);

(ii)   a cash tender offer (the “Tender Offer”) of up to an additional 35.2% of the issued and outstanding Shares of the Company at a price per share of at least $1.65; and

(iii)  a spin-off of the current business of the Issuer (the “Spin Off” and together with the Acquisitions and the Tender Offer, the “Transactions”).

Cusip: 595117102	Page 5 of 9

The Reporting Person believes the Transactions are the best way to maximize stockholder value of the Issuer. The Transactions are subject to, amongst other requirements, (i) due diligence by the Reporting Person and the Issuer, (ii) negotiation of definitive agreements (including with a third party), (iii) customary closing conditions and (iv) Issuer board and stockholder approval. The full text of the Letter of Intent is attached hereto as Exhibit 99.2 and is incorporated herein by reference. On July 2, 2018, the Issuer and the Reporting Person issued a joint press release announcing that they had entered into the Letter of Intent. The full text of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The Reporting Person intends to communicate with the Issuer’s management, Board and other stockholders about the Transactions. To the extent the Transactions are not consummated, the Reporting Person reserves all rights to protect its investment, including, without limitation, making other proposals concerning the Issuer’s business operations, strategic direction, governance, Board composition, strategic alternatives and extraordinary corporate transactions, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	The aggregate percentage of Shares owned by the Reporting person is based upon 9,144,465 Shares outstanding as of March 31, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2018.

As of the close of business on June 21, 2018, the Reporting Person beneficially owned 1,363,000 Shares, constituting approximately 14.89% of the Shares outstanding.

(b)

	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	1,363,000
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	1,363,000
iv.	Shared power to dispose or to direct the disposition of:	0

(c)	Schedule B annexed hereto lists all transaction in the Shares during the past sixty days by the Reporting Person.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth under Item 4 is hereby incorporated herein by reference.

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On June 21, 2018, the Reporting Person entered into a Stock Purchase Agreement with D.L. Capital Ltd., with respect to the purchase of the Shares from D.L. Capital Ltd. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On July 1, 2018, the Reporting Person and the Issuer entered into a non-binding Letter of Intent (“Letter of Intent”) consistent with the terms of the Transactions. A copy of the Letter of Intent is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

99.1	Stock Purchase Agreement, dated June 21, 2018, by and between BNN Technology PLC and D.L. Capital Ltd.
99.2	Letter of Intent, dated July 1, 2018, by and between BNN Technology PLC and Micronet Enertec Technologies, Inc.
99.3	Joint Press Release of BNN Technology PLC and Micronet Enertec Technologies, Inc.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2018	BNN TECHNOLOGY PLC

	By:	/s/ Darren Mercer
	Name:	Darren Mercer
	Title:	Executive Director

Cusip: 595117102	Page 8 of 9

SCHEDULE A

Directors and Officers of BNN Technology PLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Mark Hanson, Chairman and Director	Professional Director	BNN Technology PLC First Floor, Mallory House, Goostrey Way Knutsford, Cheshire WA16 7GY United Kingdom	United Kingdom

Darren Mercer, Executive Director	Executive Director of BNN Technology PLC	BNN Technology PLC First Floor, Mallory House, Goostrey Way Knutsford, Cheshire WA16 7GY United Kingdom	United Kingdom

William Ramsay, Non-Executive Director	Professional Investor	Quinta Da Chorneca Casa Grande, Charneca, 2750 522, Cascais, Portugal	Canadian

Cusip: 595117102	Page 9 of 9

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

1,363,000	$1.65	6/21/2018

Exhibit 99.1

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated June 21, 2018, is made by and between D.L. Capital Ltd., a private company organized under the laws of Israel (the “Seller”), and BNN Technology PLC, a private limited company organized under the laws of the United Kingdom (“BNN” or the “Buyer”). Buyer and Seller are sometimes hereinafter collectively referred to as the “Parties”.

WHEREAS, Seller is the legal and beneficial owner of an aggregate of 2,597,200 shares (the “Seller Shares”) of common stock, par value $0.001 per share (“Common Stock”), of Micronet Enertec Technologies, Inc., a Delaware corporation (the “Company”), equal to approximately 29.84% of the issued and outstanding shares of common stock of the Company as of the date hereof;

WHEREAS, Seller desires to transfer and sell to Buyer all rights, title and interests in and to 1,363,000 of the Seller Shares, equal to approximately 14.89% of the issued and outstanding shares of Common Stock as of the date hereof (the “Purchased Shares”), and Buyer desires to purchase all such rights, title and interests in and to the Purchased Shares, on the terms and subject to the conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the foregoing premises, the mutual promises, agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.            Purchase and Sale.

(a)           Purchase and Sale. Subject to the terms and conditions of this Agreement, and upon the representations, warranties and covenants herein made, Seller shall transfer, sell and assign to Buyer, and Buyer shall purchase from Seller, all of the Purchased Shares for a price per share of US$1.65, or US$2,248,950 in the aggregate (the “Purchase Price”), free and clear of all liens, agreements, security interests, claims, charges and encumbrances of any kind and nature (“Encumbrances”).

(b)           Closing. The closing of the purchase of the Purchased Shares by Buyer shall occur on the date hereof or such other date and time as agreed between the Parties, and is subject to the satisfaction or waiver of the conditions set forth in Sections 4(a) and 4(b) hereof (the “Closing”).

(c)           Payment; Closing Deliveries. At the Closing, in consideration of its acquisition of the Purchased Shares from Seller, Buyer hereby agrees to deliver to Seller the Purchase Price by wire transfer of immediately available funds to an account or accounts designated in writing by Seller, less the amount of $US157,426 to be wired to an account designated in writing by Sunrise Securities LLC (“Sunrise”) for services rendered by Sunrise to the Seller. Seller shall deliver to Buyer the certificates representing the Purchased Shares, duly endorsed for transfer by Seller, or evidence that such Purchased Shares purchased by Buyer are credited to book-entry accounts maintained by the Transfer Agent of the Company.

2.            Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer, which representations and warranties shall survive the Closing, the following:

(a)           Seller is a corporation duly organized, validly existing and in good standing (or the equivalent thereof) under the laws of the State of Israel. All action on the part of Seller and its officers, directors and stockholders necessary for the execution and delivery of this Agreement, and the performance and consummation of the transactions contemplated hereby, has been taken. Seller has all requisite power and authority to execute, deliver and perform under this Agreement and any other agreements, certificates and instruments that may be required to be executed by Seller in connection with or pursuant to this Agreement. Assuming the due authorization, execution and delivery by Buyer at the Closing, this Agreement will constitute a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b)           Seller is the sole beneficial and record owner of the Purchased Shares, free and clear of all Encumbrances, and no third party holds any right or interest (beneficial or otherwise) in the Purchased Shares. The Purchased Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and are therefore subject to restrictions, directly or indirectly, with respect to their transferability. Seller has full power and authority to enter into and consummate this Agreement and sell the Purchased Shares, the consent of no other party or entity is necessary for the consummation of the transactions contemplated herein. Seller is not party to any agreements or understandings with respect to the, direct or indirect, voting or disposition of the Purchased Shares.

(c)           Neither the execution and delivery of this Agreement, nor the performance or consummation of the transactions contemplated hereby by Seller, will conflict with, result in the breach of, require notice, consent or constitute a default under or accelerate performance provided by the terms of: (i) any law, rule or regulation of any government or governmental or regulatory agency, or any judgment, order writ, decree, permit or license of any court or governmental or regulatory agency to which Seller may be subject; (ii) any contract, agreement, commitment or instrument to which Seller is a party or by which any of its assets is bound; or (iii) Seller’s constituent documents or other governing instruments (or constitute an event which, with the passage of time or action by a third party, would result in any of the foregoing). The execution and delivery of this Agreement by Seller and the performance and consummation of the transactions contemplated hereby do not require any registration, filing, qualification, consent or approval under any such law, rule, regulation, judgment, order, writ, decree, permit or license to which Seller may be subject.

(d)           Seller understands that the Purchased Shares may appreciate in value after the execution of this Agreement and Seller confirms it has received or has had full access to all the information it considers necessary or appropriate to make an informed decision to sell the Purchased Shares.

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(e)           No governmental, administrative or other third party consents or approvals are required in order for Seller to convey, transfer and assign to and vest in Buyer good and marketable right, title and interest in the Purchased Shares, free and clear of all Encumbrances.

(f)            There is no action, suit, investigation or proceeding pending or, to the knowledge of Seller, threatened against or affecting Seller or the Purchased Shares which: (i) seeks to restrain, enjoin, prevent the consummation of or otherwise affect the transactions contemplated by this Agreement or (ii) questions the validity or legality of any such transactions or seeks to recover damages or to obtain other relief in connection with any such transactions.

(g)           Seller understands that Seller (and not Buyer) shall be responsible for any and all tax liabilities of Seller that may arise as a result of the transactions contemplated by this Agreement.

(h)           Seller is aware of the business affairs and financial condition of the Company and is not relying on any representation of Buyer or its affiliates or any other party as to the Company, its business or its financial condition in connection with the sale and transfer of any of the Purchased Shares.

3.            Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller, which representations and warranties shall survive the Closing, the following:

(a)           Buyer is a private limited company duly organized, validly existing and in good standing (or the equivalent thereof) under the laws of the United Kingdom. All action on the part of Buyer and its officers, directors and stockholders necessary for the execution and delivery of this Agreement, and the performance and consummation of the transactions contemplated hereby, has been taken. Buyer has all requisite power and authority to execute, deliver and perform under this Agreement and any other agreements, certificates and instruments that may be required to be executed by Buyer in connection with or pursuant to this Agreement. Assuming the due authorization, execution and delivery by Seller at the Closing, this Agreement will constitute a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b)           Neither the execution and delivery of this Agreement, nor the performance or consummation of the transactions contemplated hereby by Buyer, will conflict with, result in the breach of, require notice, consent or constitute a default under or accelerate performance provided by the terms of: (i) any law, rule or regulation of any government or governmental or regulatory agency, or any judgment, order writ, decree, permit or license of any court or governmental or regulatory agency to which Buyer may be subject; (ii) any contract, agreement, commitment or instrument to which Buyer is a party or by which any of its assets is bound; or (iii) Buyer’s constituent documents or other governing instruments (or constitute an event which, with the passage of time or action by a third party, would result in any of the foregoing). The execution and delivery of this Agreement by Buyer and the performance and consummation of the transactions contemplated hereby do not require any registration, filing, qualification, consent or approval under any such law, rule, regulation, judgment, order, writ, decree, permit or license to which Buyer may be subject.

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(c)           At the time Buyer was offered the Purchased Shares, Buyer was, and on the date of Closing, Buyer is an “accredited investor” as defined by Rule 501 under the Securities Act.

(d)          Buyer is acquiring the Purchased Shares for its own account and not with a view to the distribution thereof, nor with any present intention of distributing the same, in violation of the Securities Act, and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws, rules and regulations. Buyer understands that the Purchased Shares are being offered and will be sold pursuant to an exemption from registration contained in the Securities Act based in part upon Buyer’s representations contained in this Agreement, including, without limitation, that Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act. Buyer does not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Purchased Shares.

(e)           Buyer confirms it has received or been given access to publicly available documents and information regarding the Company, its business, prospects, investors, officers, directors or any other matter which it considers necessary or appropriate to make an informed investment decision with respect to any of the Purchased Shares to be purchased by it under this Agreement. In determining whether to make this investment, Buyer has relied solely on Buyer’s own knowledge and understanding of the Company and its business and prospects based upon Buyer’s own due diligence investigation and the information furnished by Seller. Buyer understands that no person or entity (including, without limitation, Seller, the Company or its officers or directors) has been authorized to provide any information not otherwise publicly available and Buyer has not relied on any other representations or information in making its investment decision, whether written or oral, relating to the Company, its operations and/or its prospects. Buyer understands that the Company is a reporting company under the Securities and Exchange Act of 1934, as amended, and has filed reports on EDGAR required thereunder and that Buyer has reviewed such reports as it deems necessary. Buyer understands the risks associated with purchasing the Purchased Shares and Buyer affirmatively acknowledges and agrees that it has received the necessary or appropriate information to make an informed investment decision regarding the Purchased Shares.

(f)            Buyer has substantial experience in evaluating and investing in transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Buyer is able to bear the economic risks of an investment in the Purchased Shares and to afford a complete loss of Buyer’s investment in the Purchased Shares.

(g)           Buyer acknowledges that the Purchased Shares are “restricted securities” and therefore must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from such registration is available. Buyer is aware that the Purchased Shares will bear a customary restrictive legend evidencing the restricted nature of the Purchased Shares.

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(h)           The execution, delivery and performance of this Agreement by Buyer will not conflict with or result in the breach of any term or provision of, or violate or constitute a default under, any material agreement to which Buyer is a party or by which Buyer is in any way bound or obligated.

(i)            Buyer has carefully considered and has discussed with Buyer’s professional legal, tax, accounting and financial advisors, to the extent Buyer has deemed necessary, the suitability of this investment and the transactions contemplated by this Agreement for Buyer’s particular tax and financial situation and has determined that this investment and the transactions contemplated by this Agreement are a suitable investment for Buyer. Buyer relies solely on such advisors and not on any statements or representations of Seller or any of its agents. Buyer understands that Buyer (and not Seller) shall be responsible for Buyer’s own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

(j)            Buyer confirms that prior to purchasing the Purchased Shares it has no direct or indirect ownership in the Company.

4.            Conditions to Closing.

(a)           Conditions Precedent to Buyer’s Obligations. The obligations of Buyer to buy the Purchased Securities and otherwise to consummate the transactions contemplated by this Agreement at the Closing shall be subject to the satisfaction on or prior to the Closing of the following conditions precedent, any one or more of which may be waived by the Buyer:

(i)        Representations and Warranties. The representations and warranties by Seller in Section 2 hereof shall be true and accurate in all respects as of the date hereof and as of the date of the Closing.

(ii)       Performance. Seller shall have performed and complied with all agreements, covenants and conditions contained herein required to be performed or complied with by it prior to or at the Closing.

(iii)      Consents. Seller shall have obtained any and all consents, permits, approvals, registrations and waivers necessary or required by it for the consummation of the purchase and sale of the Purchased Shares.

(b)           Conditions Precedent to Seller’s Obligations. The obligations of Seller to sell the Purchased Securities and otherwise to consummate the transactions contemplated by this Agreement at the Closing shall be subject to the satisfaction on or prior to the Closing of the following conditions precedent, any one or more of which may be waived by Seller:

(i)        Representations and Warranties. The representations and warranties by Buyer in Section 3 hereof shall be true and accurate in all respects as of the date hereof and as of the date of the Closing.

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(ii)       Performance. Buyer shall have performed and complied with all agreements, covenants and conditions contained herein required to be performed or complied with by it prior to or at the Closing.

(iii)      Consents. Buyer shall have obtained any and all consents, permits, approvals, registrations and waivers that shall be necessary or required by it for the consummation of the purchase and sale of the Purchased Shares.

5.             Post Closing Matters.

(a)           The Seller has been informed that immediately following the purchase of the 1,363,000 shares, the Buyer will make a proposal to the Board of the Company containing various actions that will require future Board and shareholder approval. Such actions, which are expected to take place within 90 days would include:

(i)       a proposal to merge subsidiaries of the Company with the Buyer, as well as a second entity, a British Virgin Islands company, in a reverse merger with the Company remaining as the parent company. Concurrently the Buyer will obtain additional capital:

(ii)      a cash tender offer for an additional 35.2% of the issued and outstanding shares of the Company at a price of $1.65 per share, the price to be paid to Seller, conditioned on the approval of Company’s Board to permit Buyer to exceed the 15 percent ownership limits under Section 203 of the Delaware law; and

(iii)     the dividending of the current business of the Company promptly after the reverse merger to the pre-reverse merger shareholders of the Company who do not participate in the tender offer and who wish to retain such investment.

6.             Indemnification.

(a)           In connection with the sale of the Purchased Shares, the Buyer hereby agrees to indemnify and hold harmless Seller and its controlling person (collectively the “Indemnified Persons”), from and against any and all claims, actions, suits, proceedings (including those of shareholders), damages, liabilities and expenses incurred by any of the Indemnified Persons (including the reasonable fees and expenses of counsel), (collectively a “Claim”), which are directly related to or arise out of (i) any actions taken or omitted to be taken by the Buyer in connection with the Buyer’s purchase of the Purchased Shares, or (ii) any actions taken or omitted to be taken by any Indemnified Person in connection with the Buyer’s purchase of the Purchased Shares, and Buyer shall reimburse any Indemnified Person for all reasonable expenses (including the reasonable fees and expenses of counsel) incurred by such Indemnified Person in connection with investigating, preparing or defending any such claim, action, suit or proceeding in which any Indemnified Person is a party. The Buyer will not, however, be responsible for any Claim, which is finally judicially determined to have resulted from the gross negligence or willful misconduct of any person seeking indemnification for such Claim, including any of the Indemnified Persons. The Buyer further agrees that no Indemnified Person shall have any liability to the Buyer for or in connection with the sale of the Purchased Shares except for any Claim incurred by the Buyer as a result of such Indemnified Person’s gross negligence or willful misconduct.

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(i)       The Buyer further agrees that it will not, without the prior written consent of Seller, settle, compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is an actual or potential party to such Claim), unless such settlement, compromise or consent includes an unconditional, irrevocable release of each Indemnified Person from any and all liability arising out of such Claim.

(ii)       Promptly upon receipt by an Indemnified Person of notice of any complaint or the assertion or institution of any Claim with respect to which indemnification is being sought hereunder, such Indemnified Person shall notify the Buyer in writing of such complaint or of such assertion or institution, but failure to so notify the Company shall not relieve the Buyer from any obligation it may have hereunder, except and only to the extent such failure results in the forfeiture by the Company of substantial rights and defenses. If the Buyer so elects or is requested by such Indemnified Person, the Buyer will assume the defense of such Claim, including the employment of counsel reasonably satisfactory to such Indemnified Person and the payment of the fees and expenses of such counsel. In the event, however, that legal counsel to such Indemnified Person reasonably determines that having common counsel would present such counsel with a conflict of interest or if the defendant in, or target of, any such Claim, includes an Indemnified Person and the Buyer, and legal counsel to such Indemnified Person reasonably concludes that there may be legal defenses available to it or other Indemnified Persons different from or in addition to those available to the Buyer, then such Indemnified Person may employ its own separate counsel to represent or defend him, her or it in any such Claim and the Buyer shall pay the reasonable fees and expenses of such counsel. Notwithstanding anything herein to the contrary, if the Buyer fails timely or diligently to defend, contest, or otherwise protect against any Claim, the relevant Indemnified Party shall have the right, but not the obligation, to defend, contest, compromise, settle, assert cross-claims, or counterclaims or otherwise protect against the same, and shall be fully indemnified by the Buyer therefor, including without limitation, for the reasonable fees and expenses of its counsel and all amounts paid as a result of such Claim or the compromise or settlement thereof. In addition, with respect to any Claim in which the Buyer assumes the defense, the Indemnified Person shall have the right to participate in such Claim and to retain his, her or its own counsel therefor at his, her or its own expense.

(iii)       The Buyer’s indemnity, reimbursement and contribution obligations under this Agreement (a) shall be in addition to, and shall in no way limit or otherwise adversely affect any rights that any Indemnified Party may have at law or at equity and (b) shall be effective whether or not the Buyer is at fault in any way.

7.             Miscellaneous.

(a)           Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter of this Agreement and supersedes all previous or contemporaneous verbal and written agreements, promises or understandings between the Parties with respect to the subject matter hereof.

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(b)           Notices. All notices, requests, demands and other communications provided in connection with this Agreement shall be in writing and shall be deemed to have been duly given at the time when hand delivered, delivered by express courier, or sent by facsimile or email transmission (with receipt confirmed by the sender’s transmitting device) in accordance with the contact information provided below or such other contact information as the Parties may have duly provided by notice.

If to the Seller:

D.L. Capital Ltd.

[XXX]

[XXX]

[XXX]

Attention: David Lucatz

Email: david@dl-capital.com

With a copy (which shall not constitute notice) to:

Carter Ledyard & Milburn LLP

Two Wall Street

New York, New York 10005

Fax Number: (212)732-3232

Attention: Steven J. Glusband

Email: Glusband@clm.com

If to the Buyer:

BNN Technology PLC

First Floor, Mallory House, Goostrey Way

Knutsford, Cheshire WA16 7GY

United Kingdom

Attention: Darren C. Mercer

Email: Darren.Mercer@bnntechnology.com

With a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

Fax Number: (212) 370-7889

Attention: Richard I. Anslow, Jonathan H. Deblinger

Email: ranslow@egsllp.com, jdeblinger@egsllp.com

(c)           Amendment and Waiver. This Agreement may be amended only by a written agreement executed by each of the Parties hereto. No delay or failure by either party to exercise any right under this Agreement, and no partial or single exercise of such right, shall constitute a waiver of that or any other right, unless otherwise expressly provided herein.

8

(d)           Survival of Agreements. All agreements, covenants, representations and warranties contained herein or made in writing in connection with the transactions contemplated hereby shall survive the execution and delivery of this Agreement and the Closing.

(e)           Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the conflicts of laws principals thereof.

(f)            Severability. If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the Parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement.

(g)           Expenses. All fees, costs and expenses related to the transactions contemplated by this Agreement and the other agreements contemplated hereby will be paid by the Party incurring such fees, costs and expenses.

(h)           Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of Parties and their respective successors and assigns. No Party to this Agreement may assign, whether voluntarily or by operation of law, any of its rights and obligations under this Agreement without the consent of the other Party.

(i)            Further Assurances. The Parties agree to execute, acknowledge and deliver such further assignments, conveyances, instruments and documents, and shall take such other action as may be reasonably necessary to evidence and effectuate the transactions contemplated by this Agreement.

(j)            Execution and Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Such counterparts may be delivered by facsimile or other electronic transmission, which shall not impair the validity thereof.

(k)           Headings. The descriptive headings of the Sections hereof are inserted for convenience only and do not constitute a part of this Agreement.

[Signature Page Follows]

9

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first written above.

SELLER:

D.L. CAPITAL LTD.

By:	/S/ David Lucatz
Name: David Lucatz
Title: Chief Executive Officer

BUYER:

BNN TECHNOLOGY PLC

By:	/S/ Darren Mercer
Name: Darren Mercer
Title: Executive Director

10

Exhibit 99.2

BNN Technology plc
First Floor Mallory House
Goostrey Way
Knutsford

Cheshire, WA16 7GY

July 2, 2018

Micronet Enertec Technologies, Inc.

28 West Grand Avenue, Suite 3

Montvale, New Jersey 07645

Gentlemen:

As you know, on June 21, 2018, BNN Technology PLC (the “Company” or “BNN”) purchased 1,363,000 shares of Micronet Enertec Technologies (including its subsidiaries and affiliates, “Micronet”) common stock from D.L. Capital Ltd, an entity controlled by David Lucatz, Micronet’s Chairman, Chief Executive Officer and President. This Letter of Intent (“Letter of Intent”) outlines the general terms and conditions pursuant to which BNN, or any of its affiliates, proposes to sell certain to-be-identified assets to Micronet as set forth in the proposed terms and conditions in Exhibit A hereto (the “Proposed Transaction”). This proposal is subject to the terms and conditions of this Letter of Intent, including the negotiation and execution of a mutually acceptable definitive agreement governing the Proposed Transaction (the “Definitive Agreement”).

This Letter of Intent is intended to express only a mutual indication of interest in the Proposed Transaction and does not represent any legally binding commitment or obligation on the part of the parties with respect to the Proposed Transaction, except with respect to following items “Items” set forth in Exhibit A: Governing Law & Jurisdiction, Exclusivity and Termination, Confirmatory Due Diligence, Confidentiality, Transaction Costs, and no party hereto will assert otherwise. Any such agreement by the parties shall only be provided for in a Definitive Agreement mutually agreed upon and executed by the parties.

As provided in Exhibit A, BNN is proposing to, amongst certain other terms and conditions to:

1.	Have a subsidiary of Micronet purchase certain assets (the “Reverse Merger”) from each of BNN and a third party, which is a transaction technology platform (“Third Party”), in exchange for cash and the issuance of shares of common stock of Micronet;

2.	Commence a third party cash tender offer of at least $1.65 per share for up to an additional approximately 35.2% of the Micronet’s outstanding shares of common stock as of the date hereof (the “Tender Offer”) so that following the Tender Offer BNN would own in the aggregate at least 50.1% of the outstanding shares of common stock of Micronet;

3.	Permit current stockholders of Micronet to choose to retain their common stock or participate in the Tender Offer. Following the Reverse Merger, Micronet will spin-off its current assets to all Micronet stockholders who held common stock post-Tender Offer, but pre-Reverse Merger, thereby allowing all such stockholders to retain the entire value of the current assets of Micronet, as well as receiving the additional value in the post-Reverse Merger company.

BNN TECHNOLOGY PLC
First Floor Mallory House
Goostrey Way
Knutsford

Cheshire, WA16 7GY
- PRIVILEGED AND CONFIDENTIAL -

TERM SHEET & ASSET SALE PROPOSAL FOR

MICRONET ENERTEC, INC.

This Letter of Intent may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered will be deemed to be an original and all of which counterparts taken together will constitute but one and the same instrument.

This Letter of Intent, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, will be governed by and construed under and in accordance with the laws of the State of New York, without regard to conflicts of law principles that would result in the application of any law other than the laws of the State of New York. Each party to this Letter of Intent hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the United States District Court, or if such court does not have jurisdiction, any New York State court, in either case sitting in New York, New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Letter of Intent or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(Signature Page and Exhibit A Follows)

BNN TECHNOLOGY PLC
First Floor Mallory House
Goostrey Way
Knutsford

Cheshire, WA16 7GY

- PRIVILEGED AND CONFIDENTIAL -

Please acknowledge your acceptance of and agreement to the foregoing by signing and returning to the undersigned as soon as possible a counterpart of this Letter of Intent.

Very truly yours,

BNN TECHNOLOGY PLC

By:	/s/ Darren Mercer
Name:	Darren Mercer
Title:	Executive Director

ACCEPTED AND AGREED TO AS OF

July 2, 2018

MICRONET ENERTEC TECHNOLOGIES, INC.

By:	/s/ David Lucatz
Name:	David Lucatz
Title:	CEO

(Exhibit A Follows)

BNN TECHNOLOGY PLC
First Floor Mallory House
Goostrey Way
Knutsford

Cheshire, WA16 7GY
- PRIVILEGED AND CONFIDENTIAL -

TERM SHEET & ASSET SALE PROPOSAL FOR

MICRONET ENERTEC, INC.

SUMMARY OF THE TERMS OF THE PROPOSED REVERSE MERGER (all figures in $USD)

Merger Partner:

Place of Incorporation:

Trading Symbol:

Stock Exchange:

Shares Outstanding:Authorized
Common Stock:

Authorized Preferred Stock:

Stock Options Outstanding:

Warrants Outstanding:

Convertible Notes Outstanding:

Fully Diluted Shares Outstanding:

Micronet Enertec Technologies, Inc. (“Micronet”)

Delaware, United States

MICT

Nasdaq Capital Market (“NCM”)

9,144,465 shares of common stock outstanding as of May 14, 2018

25,000,000 shares of $0.001 par value

5,000,000 shares of $0.001 par value

972,000 options outstanding (out of which 436,000 are in the process to be terminated)

1,187,500

$4,125,000

11,303,965 shares of common stock (excluding convertible)

Acquisition Partners:	BNN Technologies PLC, a United Kingdom company (“BNN”) and a third party, which is a transaction technology platform (“Third Party”). BNN and the Third Party will collectively be referred to herein as the “OPCOs”.
Reverse Merger and Parent Public Company Name:	Subject to legal and accounting structuring advice, a reverse merger in which two new wholly owned subsidiaries of Micronet formed for purposes of the transaction (“Merger Sub”) will each merge with and into one of the OPCOs, with the OPCOs surviving as a wholly owned subsidiary of Micronet, the parent company (the “Parent Public Company”) with a public listing on the Nasdaq Capital Market (the “Reverse Merger”). Alternatively, BNN and the Third Party may sell (by way of asset sale or stock sale) discrete subsidiaries, businesses or divisions of BNN or the Third Party to Micronet or Merger Sub (such alternative transaction structure is equally referred to herein as the “Reverse Merger”). The name of the Parent Public Company shall be changed at the closing of the Reverse Merger (the “Reverse Merger Closing”) to a name more identifiable with the post-Reverse Merger Closing company.
Parent Public Company Ownership; Tender Offer; Consideration:

On June 21, 2018 BNN purchased 1,363,000 shares of common stock of Micronet from D.L. Capital Ltd., a company controlled by David Lucatz, Micronet’s Chairman, Chief Executive Officer and President, representing approximately 14.89% of Micronet’s issued and outstanding common stock as of May 14, 2018.

Prior to the Reverse Merger Closing, BNN shall make a third party cash tender offer of at least $1.65 per share for up to an additional approximately 35.2% of the Micronet’s outstanding shares of common stock as of the date hereof (the “Tender Offer”) so that following the Tender Offer BNN would, assuming the tender is fully subscribed, own in the aggregate at least 50.1% of the outstanding shares of common stock of Micronet.

BNN TECHNOLOGY PLC
First Floor Mallory House
Goostrey Way
Knutsford

Cheshire, WA16 7GY

- PRIVILEGED AND CONFIDENTIAL -

TERM SHEET & ASSET SALE PROPOSAL FOR

MICRONET ENERTEC, INC.

Upon the Reverse Merger Closing, the pre-Reverse Merger stockholders of Micronet, but post-Tender Offer stockholders (the “Micronet Stockholders”) shall retain such number of shares (the “Micronet Shares”) of common stock of the post-transaction Parent Public Company equal to, subject to due diligence and discussion of outstanding exercisable or convertible securities, warrants and options, an equity valuation of approximately $15.1 million on a post-Reverse Merger basis of the Parent Public Company (the “Public Company Stock”) upon the Closing Date (referred herein). This calculation assumes that at the Closing of the Reverse Merger there is no outstanding debt of any kind of Micronet.

BNN Consideration

The consideration to be paid at Closing to BNN will be comprised of shares of Public Company Stock with a value based on the aggregate enterprise value of the BNN business being sold, calculated, subject to diligence, as ~$118.4 million, minus the assumption of ~$8.4 million of expected convertible debt plus ~$20.0 million of expected cash and cash equivalents, resulting in an aggregate equity value of the Public Company Stock to be issued to BNN of approximately $130.0 million (the “BNN Equity Value”). BNN shall be issued Public Company Stock (the “BNN Shares”) in connection with the Reverse Merger in the amount of the BNN Equity Value.

The BNN Shares shall consist of shares of the Parent Public Company that are duly authorized, validly issued, non-assessable, unrestricted and without legends, free from all liens, taxes and charges. The number of BNN Shares to be issued shall be derived by dividing (i) the BNN Equity Value by (ii) the negotiated value per share of common stock of Micronet (the “Micronet Valuation”).

Third Party Consideration

The consideration to be paid to the Third Party will be based on a total enterprise value of the Third Party business being sold, subject to diligence, of $162.0 million.

BNN TECHNOLOGY PLC
First Floor Mallory House
Goostrey Way
Knutsford

Cheshire, WA16 7GY

- PRIVILEGED AND CONFIDENTIAL -

TERM SHEET & ASSET SALE PROPOSAL FOR

MICRONET ENERTEC, INC.

Upon the execution of the Definitive Agreements, Micronet (in conjunction with BNN and its Representatives (as defined below)) will raise approximately $26.0M - $36.0M (to be held in escrow) from both existing BNN investors and new investors in a private placement, with attached registration rights, if necessary (the “PIPE”). The PIPE will take the form of equity, equity-linked and/or convertible promissory notes with customary terms to be negotiated (the “PIPE Securities”). The closing of the PIPE and the release of the PIPE proceeds will be subject to stockholder approval and the meeting of all of the closing conditions of the Definitive Agreements. At the closing of the PIPE, the proceeds from the issuance of the PIPE Securities will be used (a) to pay the Additional Third Party Cash (As defined below), (b) to pay fees and expenses related to the PIPE Securities and (c) for working capital purposes of the post-Reverse Merger company. The holders of the PIPE Securities will not participate in the spin-off. The securities issued in the PIPE will dilute the stockholders of the Company, the Third Party and Micronet pro rata based on their respective valuations.

Upon Closing, the consideration to be paid to the Third Party will include (a) approximately $28.0 million from the proceeds of the PIPE (the “Initial Third Party Cash”), (b) an additional cash payment of up to $22.0 million from the balance sheet of BNN (the “Additional Third Party Cash”), (c) the issuance of either a convertible note or convertible preferred stock to the Third Party in an amount equal to approximately $22.0 million (the “Third Party Convertible Security”) and (d) shares of Public Company Stock with a value based on the net enterprise value of the Third Party business being sold, calculated, subject to diligence, as $162.0 million (the total enterprise value), minus the value of the Initial Third Party Cash, minus the Additional Third Party Cash, minus the value of the Third Party Convertible Security and plus $0.0 million of expected cash on hand, resulting in an aggregate equity value of the Public Company Stock to be issued to the Third Party of approximately $90.0 million (the “Third Party Equity Value”). The Third Party will be delivered with a zero debt balance. The Third Party shall be issued Public Company Stock (the “Third Party Shares”) in connection with the Reverse Merger in the amount of the Third Party Equity Value.

The Third Party Shares shall consist of shares of the Parent Public Company that are duly authorized, validly issued, non-assessable, unrestricted and without legends, free from all liens, taxes and charges. The number of Third Party Shares to be issued shall be derived by dividing (i) the Third Party Equity Value by (ii) the Micronet Valuation.

BNN TECHNOLOGY PLC
First Floor Mallory House
Goostrey Way
Knutsford

Cheshire, WA16 7GY

- PRIVILEGED AND CONFIDENTIAL -

TERM SHEET & ASSET SALE PROPOSAL FOR

MICRONET ENERTEC, INC.

Options and Employees	The equitable treatment of options, which are a small part of the overall capitalization, and employees, to be discussed.
Parent Public Company Board Members:	OPCOs shall nominate all members of the Parent Public Company Board at their discretion upon the Closing. The Board shall be comprised of a majority of independent members.
Filing Status Post-Reverse Merger:	Foreign Filer
Major U.S. Annual Reporting Form:	20-F
Jurisdiction of Incorporation Post-Reverse Merger:	As part of the Closing, Micronet will be redomiciled to a new, non-U.S. jurisdiction of incorporation to be determined jointly by the parties and which such redomestication shall be tax-free for the pre-Reverse Merger stockholders of Micronet or the consideration received or retained by them shall be appropriately adjusted.
Listed Exchange Post-Reverse Merger:	Nasdaq Capital Market or other mutually agreed upon national exchange.

Stockholder Voting Agreement and National Exchange Listing Requirement:

In conjunction with the signing of the Definitive Agreements, Micronet and certain Micronet Stockholders (the “Micronet Insiders”) will enter into a stockholder voting agreement with BNN committing to deliver a certain number of shares of Micronet to approve the Reverse Merger and the related transactions.

As a condition to the Reverse Merger Closing, the Parent Public Company will need to be approved for trading on the Nasdaq market system or equivalent Nationally Listed US Exchange (i.e. NYSE or NYSE American).

Signing and Closing Conditions:

The signing of the Definitive Documents and the closing of the transactions contemplated thereby will be subject to customary conditions appropriate for an acquisition of this size and complexity, including:

(i)          Discussions of both parties’ financial structure and performance with each other’s respective management;

(ii)          OPCOs’ review of Micronet’s operations prior to the signing of the Definitive Agreements and its financial statements that have not been publicly filed;

BNN TECHNOLOGY PLC
First Floor Mallory House
Goostrey Way
Knutsford

Cheshire, WA16 7GY

- PRIVILEGED AND CONFIDENTIAL -

TERM SHEET & ASSET SALE PROPOSAL FOR

MICRONET ENERTEC, INC.

(iii)        Immediately prior to the Reverse Merger Closing, Micronet shall have zero debt which shall be reflected on Micronet’s balance sheet and other publicly-filed financial statements at the Reverse Merger Closing;

(iv)        A discussion between the parties with respect to the treatment of outstanding exercisable or convertible securities, warrants and options;

(v)         Approval and filing by Micronet and the other parties, as appropriate, of all corporate actions and documents that support the transactions, including approval of new Board directors, a revised charter, and completion of any stock splits, bylaw changes or other amendments that may be reasonably requested by OPCOs, including without limitation as applicable, an information or proxy statement concerning actions related to the Reverse Merger and a prospectus for the registration of Parent Public Company Stock issued to affiliates of OPCOs;

(vi)        Completion by each party and its advisors of all business, tax, accounting, legal and other due diligence reviews of the other party (in parallel with the negotiation of the Definitive Agreements), with results satisfactory to both parties in all respects;

(vii)       The negotiation and execution of the Definitive Agreements;

(viii)      No material adverse change in the either party’s business, operations, prospects or financial condition;

(ix)         The representations and warranties of both parties being true and correct at signing and closing;

(x)          Receipt of all equity holder, governmental, regulatory and third party requisite approvals and consents, including the completion of the SEC process and the required approval of each party’s stockholders, in a form satisfactory to the other party;

(xi)         The terms and conditions of the Reverse Merger and their related transactions must be acceptable to both Micronet and OPCOs and approved by each of their respective Board of Directors;

(xii)        Each party will procure audited financial statements related to its companies and business suitable for inclusion in an information or proxy statement, prospectus and/or current report on From 8-K in connection with the approvals and closings related to the Reverse Merger;

BNN TECHNOLOGY PLC
First Floor Mallory House
Goostrey Way
Knutsford

Cheshire, WA16 7GY

- PRIVILEGED AND CONFIDENTIAL -

TERM SHEET & ASSET SALE PROPOSAL FOR

MICRONET ENERTEC, INC.

(xiii)        Receipt of a fairness opinion by the Board of Directors of Micronet;

(xiv)        Provisions with respect to the spin-off; and

(xv)        Subject to such customary additional terms as are consistent with the above, including, without limitation, fiduciary outs, break-up fees and reverse break-up fees, as will be agreed between the parties.

Confirmatory Due Diligence:	All parties will cooperate fully with each other, and their auditors and advisors to support mutual due diligence efforts. Both parties may conduct due diligence, including conversations with management and review of relevant documents as well as reports prepared by, for and received by the Boards of Directors of the equivalent of each party. Each party and its employees, officers, directors, advisors, legal counsel, accountants, agents and representatives (the “Representatives”) will extend their full cooperation to either party’s Representatives in connection with such investigation and will provide either party’s Representatives with full access during normal business hours to the other party’s books and records, facilities, accountants, management, officers, directors and key employees for the purpose of conducting such due diligence investigation.
Lock-Ups; Transfer Restrictions:	Micronet hereby agrees, in connection with the execution of the Definitive Agreements, to use its commercially reasonable efforts to have any of its current officers and directors who will own in excess of 3% of the outstanding common stock following the Reverse Merger execute lock-up agreements restricting the ability of such officers and directors to not sell or transfer their Micronet Shares for 12 months following the Closing Date, other than in connection with the Tender Offer.
Transaction Costs:	Each Party shall be responsible for its own costs and expenses in negotiating the Reverse Merger, preparing and negotiating the Definitive Agreements and preparing all required disclosure relating to such party in connection with documents required to be filed with the SEC and other regulatory authorities in connection with such transactions.

BNN TECHNOLOGY PLC
First Floor Mallory House
Goostrey Way
Knutsford

Cheshire, WA16 7GY

- PRIVILEGED AND CONFIDENTIAL -

TERM SHEET & ASSET SALE PROPOSAL FOR

MICRONET ENERTEC, INC.

Publicity:	The Parties intend to issue a mutually agreeable joint press release immediately following the execution of this Letter of Intent.
Exclusivity and Termination:	Until the earlier of (i) sixty (60) days from the execution of this LOI or (ii) execution of a Definitive Agreement (the “Exclusivity Period”), Micronet will not, directly or indirectly, solicit, initiate, entertain or accept any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any person or entity relating to any transaction involving the sale of the Public Company Stock, any other capital stock, business or assets of Micronet, or any merger, consolidation, business combination, or similar transaction other than as contemplated by this Letter of Intent. This Letter of Intent may be terminated earlier through mutual agreement or due to a failure of either party to fulfill the obligations described in this Letter of Intent.

Governing Law and Jurisdiction:	State of New York
Closing Date:	All parties expect to close and complete the Proposed Transaction by late Q3’2018/Q4’2018 (the “Closing Date”).
Non-Binding:	Except for the provisions relating to Confidentiality, Exclusivity and Termination, Confirmatory Due Diligence, Transaction Costs and Governing Law and Jurisdiction this term sheet is non-binding and is subject to the satisfactory completion of due diligence and mutually agreeable definitive documentation.

BNN TECHNOLOGY PLC
First Floor Mallory House
Goostrey Way
Knutsford

Cheshire, WA16 7GY

- PRIVILEGED AND CONFIDENTIAL -

TERM SHEET & ASSET SALE PROPOSAL FOR

MICRONET ENERTEC, INC.

Confidentiality:	The parties to this LOI acknowledge and agree that the existence and terms of this LOI and the Proposed Transaction are strictly confidential and further agree that they and their respective representatives, including without limitation, shareholders, directors, officers, employees or advisors, shall not disclose to the public or to any third party the existence or terms of this LOI or the Proposed Transaction other than with the express prior written consent of the other party, except as may be required by applicable law, rule or regulation, or at the request of any governmental, judicial, regulatory or supervisory authority having jurisdiction over a party or any of its representatives, control persons or affiliates (including, without limitation, the rules or regulations of the SEC or FINRA), or as may be required to defend any action brought against such party in connection with the Proposed Transaction. If a party is so required to make such a disclosure, it must first provide to the other party the content of the proposed disclosure, the reasons that the disclosure is required, and the time and place that the disclosure will be made. In such event, the parties will work together to draft a disclosure which is acceptable to both parties. The parties acknowledge and agree that the provisions of the Confidentiality Agreement dated April 23, 2018 between the parties remain in full force and effect.

BNN TECHNOLOGY PLC
First Floor Mallory House
Goostrey Way
Knutsford

Cheshire, WA16 7GY

- PRIVILEGED AND CONFIDENTIAL -

Exhibit 99.3

2 July 2018

BNN Technology PLC and MICT Announce a Strategic Transaction

On June 21st, 2018, BNN Technology PLC (BNN) acquired a 14.89 percent stake in Micronet Enertec Technologies, Inc. (NASDAQCM: MICT). Following this acquisition, BNN and MICT are pleased to jointly announce the execution of a Letter of Intent to enter into a series of strategic transactions.

Specifically, the Letter of Intent between BNN and MICT outlines the following proposed transactions:

•	BNN will seek to acquire, through a third-party cash tender offer at a price of at least $1.65 (the price per share BNN paid to a MICT shareholder to purchase the 14.89%), an additional approximately 35% stake in MICT, with a view to owning in aggregate at least 50.1% of the company’s issued shares.
•	Both BNN and an unrelated Third Party, a leading Platform as a Service (PaaS) provider of transaction technology, shall be acquired by MICT in exchange for cash and the issuance of shares. The Third-Party acquisition is pursuant to a Heads of Terms, which BNN has previously entered into with the Third Party. The overall combined entity will be cash flow positive.
•	All of the shares of Micronet Tel Aviv currently held by MICT would be spun off to MICT shareholders that remain shareholders of MICT after the tender offer. Micronet Tel Aviv is a publicly traded Tel Aviv company (TASE:MCRNl.TA) owned 49.89% by MICT.
•	MICT will raise a minimum of between $26 -$36 million from major global institutional investors.

As a result of the contemplated transactions, MICT, a publicly traded NASDAQ company, would own BNN and the Third Party, and would have a sizable valuation that offers shareholders in each entity an attractive opportunity for the future.

These transactions are subject to diligence by the parties, the negotiation of definitive agreements and approval by the respective BNN and MICT Boards of Directors and MICT’s shareholders.

BNN is a UK registered technology, content and services company with a focus on the Chinese market, and MICT is a developer, manufacturer and provider of mobile computing platforms for the mobile logistics management market in the US, Europe and Israel.

Commenting on the proposed transaction, Darren Mercer, Executive Director of BNN Technology PLC, said:

“We are excited at the opportunity to announce a potential transformative event for all shareholders involved with the pending transactions. We feel that the proposed tri-party transaction will accelerate the next phase of growth and value creation for all shareholders. The combination with a leading Platform as a Service (PaaS) provider of transaction technology will facilitate the monetization of BNN’s China business. The further combination with MICT will help to expedite our collective organic and inorganic growth plans. We believe this is a compelling opportunity and we will work tirelessly with all parties to close the transaction in the next few months.”

1

David Lucatz, Chairman, Chief Executive Officer and President of MICT, added:

“The strategic transaction that we are intending to undertake with BNN marks a major step in the evolution of our group and we strongly believe that it will contribute significantly to the growth of MICT. We are extremely excited at the opportunity to partner with BNN and the Third-Party technology platform company and the value proposition these strong companies present for our shareholders.

We believe that this strategic transaction is uniquely structured and will potentially unlock value for the benefit of existing MICT shareholders by providing them a combined partial cash offer at a significant premium to the current market price in conjunction with diversification through a merger into a new fast-growing business segment while at the same time enabling them to keep their holdings in MICT’ main asset (shareholding in the subsidiary Micronet) through the proposed spinoff.

We look forward to working with these management teams to complete the transaction.”

Official filings with the US Securities and Exchange Commission relating to this transaction may be found at www.sec.gov

ENDS

For further information, please contact:
BNN Technology PLC
info@bnntechnology.com +44(0) 1565 872 990

Micronet Enertec Technologies Inc.
info@micronet-enertec.com

(201) 225-0190

Additional Information and Where to Find It

In connection with the proposed transactions described herein, Micronet and BNN will prepare a proxy statement/prospectus for MICT’s stockholders and a registration statement on Form F-4 to be filed with the Securities and Exchange Commission.  MICT’s proxy statement/prospectus will be mailed to MICT’s stockholders that do not opt to receive the document electronically. MICT and BNN urge investors, stockholders and other interested persons to read, when available, the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information.

2

Such persons can also read MICT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, for a description of the security holdings of its officers and directors and their respective interests as security holders in the consummation of the transactions described herein. MICT’s definitive proxy statement/prospectus, which will also be included in the registration statement, will be mailed to stockholders of Micronet as of a record date to be established for voting on the transactions described in this report. MICT’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Micronet Enertec Technologies, Inc., 28 West Grand Avenue, Suite 3, Montvale NJ 07645.  These documents, once available, can also be obtained, without charge, at the Securities and Exchange Commission’s web site (http://www.sec.gov).

Participants in Solicitation

Micronet and its directors and executive officers, may be deemed to be participants in the solicitation of proxies for the special meeting of MICT’s stockholders to be held to approve the transactions described in this press release. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of MICT’s stockholders in connection with the proposed Transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about MICT’s executive officers and directors in its Annual Report on Form 10-K, which was filed with the SEC on April 13, 2018. You can obtain free copies of these documents from MICT using the contact information above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Micronet or BNN, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information about the Tender Offer

THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE HAS NOT YET COMMENCED. THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR PURCHASE, OR THE SOLICITATION OF TENDERS WITH RESPECT TO THE SHARES OF MICRONET.  NO OFFER, SOLICITATION, PURCHASE OR SALE WILL BE MADE IN ANY JURISDICTION IN WHICH SUCH AN OFFER, SOLICITATION, PURCHASE OR SALE WOULD BE UNLAWFUL.  THE OFFER WILL BE MADE SOLELY PURSUANT TO THE OFFERING DOCUMENTS.  THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFERING DOCUMENTS AND TO CONSULT THEIR INVESTMENT AND TAX ADVISORS BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  IF THE TENDER OFFER IS COMMENCED, A TENDER OFFER STATEMENT ON SCHEDULE TO (THE “TENDER OFFER STATEMENT”) WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). IN ADDITION, FOLLOWING DEFINITIVE DOCUMENTATION, MICRONET INTENDS TO FILE WITH THE SEC A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER.  THE TENDER OFFER STATEMENT, INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL, AND OTHER RELATED MATERIALS, AND THE SOLICITATION/RECOMMENDATION STATEMENT OF MICRONET ON SCHEDULE 14D-9, WILL ALSO BE AVAILABLE TO MICRONET’S STOCKHOLDERS AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

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Safe Harbor Language

This press release includes "forward-looking statements" within the meaning of U.S. federal securities laws. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements and factors that may cause such differences include, without limitation, Micronet's and BNN's expectations with respect to future performance, growth and anticipated acquisitions; the anticipated financial impact of the reverse merger; ability to recognize the anticipated benefits of the reverse merger; costs related to the proposed reverse merger; the satisfaction of the closing conditions to the reverse merger; the timing of the completion of the merger; global economic conditions; the price and terms of the Tender Offer, the timing and terms of the spinoff; geopolitical events and regulatory changes; acts of piracy, political instability, terrorist or other attacks, war or international hostilities; loss of key personnel; difficulty managing planned growth properly; access to additional financing; changes in tax laws; weather and natural disasters; changing interpretations of generally accepted accounting principles; inquiries and investigations and related litigation; continued compliance with government regulations; and other risks and uncertainties indicated from time to time in filings with the SEC. The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Micronet's most recent filings with the SEC and will be contained in the proxy statement/prospectus to be filed as result of the transactions described above. All subsequent written and oral forward-looking statements concerning Micronet, BNN or the Third Party, the transactions described herein or other matters and attributable to Micronet, BNN or he Third Party, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. None of Micronet, BNN or the Third Party undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

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